Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	September 30,	December 31,
	2022	2021

ASSETS
Current Assets
Cash and cash equivalents	$57,655	$11,202
Short term deposits	-	10,004
Marketable securities	-	62,924
Prepaid expenses and other receivables	1,463	2,199
Cash held with respect to CVR Agreement	113	113
Total Current Assets	59,231	86,442

Non-Current Assets
Property and equipment, net	7,515	2,530
Other assets	5,668	6,174
Total Non-Current Assets	13,183	8,704
TOTAL ASSETS	$72,414	$95,146

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$1,056	$878
Accrued expenses and other liabilities	3,360	3,727
CVR holders	113	113
Total Current Liabilities	4,529	4,718

Non-Current Liabilities
Other long-term Liabilities	4,611	5,389
Total Non-Current Liabilities	4,611	5,389

Commitments and Contingent Liabilities

TOTAL LIABILITIES	9,140	10,107

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.4 par value: Authorized: 45,000,000 shares as of September 30, 2022 and December 31, 2021; Issued and outstanding: 18,411,728 and 18,331,507 as of September 30 and December 31, 2021;	2,116	2,107
Additional paid in capital	135,893	133,796
Foreign currency translation adjustments	1,101	1,101
Accumulated deficit	(75,836)	(51,965)
TOTAL SHAREHOLDERS’ EQUITY	63,274	85,039
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$72,414	$95,146

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Revenues	$-	$-	$-	$-

Operating expenses:
Research and development expenses	4,201	2,679	12,993	7,715
General and administrative expenses	1,476	1,185	4,959	3,759
	5,677	3,864	17,952	11,474

Operating loss	(5,677)	(3,864)	(17,952)	(11,474)

Other income/(expense), net	(56)	440	(5,919)	1,742

Net (loss)	(5,733)	(3,424)	(23,871)	(9,732)

Other comprehensive income (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	-	857	-	124
Total other comprehensive income (loss)	-	857	-	124
Total comprehensive (loss)	$(5,733)	$(2,567)	$(23,871)	$(9,608)

Basic & diluted (loss) per share	$(0.31)	$(0.19)	$(1.30)	$(0.54)
Weighted average number of shares outstanding	18,391,929	18,312,418	18,379,062	17,705,913

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

			Additional	Currency
	Ordinary Shares		paid in	translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2021	18,331,507	$2,107	$133,796	$1,101	$(51,965)	$85,039

Changes during the three months period ended March 31, 2022:
Restricted stock units vested	34,295	4	(4)	-	-	-
Exercise of options	7,625	1	49	-	-	50
Stock based compensation	-	-	788	-	-	788
Net loss	-	-	-	-	(8,225)	(8,225)
Balance as of March 31, 2022 (unaudited)	18,373,427	2,112	134,629	1,101	(60,190)	77,652

Changes during the three months period ended June 30, 2022:
Exercise of options	7,625	1	49	-	-	50
Stock based compensation	-	-	697	-	-	697
Net loss	-	-	-	-	(9,913)	(9,913)
Balance as of June 30, 2022 (unaudited)	18,381,052	2,113	135,375	1,101	(70,103)	68,486

Changes during the three months period ended September 30, 2022:
Restricted stock units vested	23,051	2	(2)	-	-	-
Exercise of options	7,625	1	49	-	-	50
Stock based compensation	-	-	471	-	-	471
Net loss	-	-	-	-	(5,733)	(5,733)
Balance as of September 30, 2022 (unaudited)	18,411,728	$2,116	$135,893	$1,101	$(75,836)	$63,274

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

			Additional	Currency
	Ordinary Shares		paid in	translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2020	14,587,934	$1,646	$70,361	$977	$(37,497)	$35,487

Changes during the three months period ended March 31, 2021:
Issuance of shares and warrants for cash consideration of $57,629 net of $4,455 issuance costs	2,848,629	352	52,822	-	-	53,174
Exercise of options	13,435	2	38	-	-	40
Exercise of warrants	855,813	104	7,598	-	-	7,702
Stock based compensation	-	-	190	-	-	190
Other comprehensive loss	-	-	-	(2,788)	-	(2,788)
Net loss	-	-	-	-	(3,200)	(3,200)
Balance as of March 31, 2021 (unaudited)	18,305,811	2,104	131,009	(1,811)	(40,697)	90,605

Changes during the three months period ended June 30, 2021:
Exercise of options	375	*	2	-	-	2
Stock based compensation	-	-	652	-	-	652
Other comprehensive loss	-	-	-	2,055	-	2,055
Net loss	-	-	-	-	(3,108)	(3,108)
Balance as of June 30, 2021 (unaudited)	18,306,186	2,104	131,663	244	(43,805)	90,206

Changes during the three months period ended September 30, 2021:
Exercise of options	24,321	3	64			67
Stock based compensation			377			377
Other comprehensive loss				857		857
Net loss	-	-	-	-	(3,424)	(3,424)
Balance as of September 30, 2021 (unaudited)	18,330,507	$2,107	$132,104	$1,101	$(47,229)	$88,083

*	Less than $1

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the nine months ended September 30,
	2022	2021
Cash flows from operating activities
Net (loss)	$(23,871)	$(9,732)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	556	396
Non-cash operating lease expenses	625	194
Share-based compensation	1,955	1,219
Loss (income) on marketable securities and short-term bank deposits	1,987	(2,212)
Changes in operating asset and liability items:
Increase (decrease) in prepaid expenses and other receivables	762	(611)
Increase (decrease) in accounts payable trade	179	596
Increase in accrued expenses and other liabilities	(400)	(651)
Operating lease liabilities	(928)	(150)
Net cash (used in) operating activities	(19,135)	(10,951)

Cash flows from investing activities
Purchase of property and equipment	(5,541)	(592)
Release (investment) in short-term bank deposits	10,000	29,666
Purchases of marketable securities	(1,608)	(90,337)
Proceeds from sales of marketable securities	62,549	28,201
Net cash provided by (used in) investing activities	65,400	(33,062)

Cash flows from financing activities
Proceeds from issuance of shares and warrants net of $4,455 issuance expenses	-	53,174
Proceeds from exercise of warrants	-	7,702
Proceeds from exercise of options	150	109
Net cash provided by financing activities	150	60,985

Increase in cash and cash equivalents	46,415	16,972
Cash and cash equivalents - beginning of period	11,636	7,012
Exchange rate differences on cash and cash equivalents	-	(657)
Cash and cash equivalents - end of period	$58,051	$23,327
Non-cash transactions:
Warrants issued in settlement of issuance costs to a placement agent	$-	$2,095
Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash paid (received) for interest, net	$(258)	$51

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

NOTE 1 – GENERAL

a.	Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage macrophage reprogramming immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel.

Enlivex Therapeutics R&D Ltd. (“Enlivex R&D”) was incorporated in September 2005 under the laws of the State of Israel. On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex R&D, Enlivex R&D became a wholly owned subsidiary of the Company.

In January 2015, Enlivex Therapeutics Inc. was incorporated in the State of Delaware as a wholly owned subsidiary of the Parent.

On June 21, 2021 Enlivex Therapeutics RDO Ltd. was incorporated in Israel as a wholly owned subsidiary of the Parent.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include solid tumors, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of September 30, 2022, had an accumulated deficit of $75,836 thousand.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2021 Annual Report on Form 20-F, as filed with the SEC on April 29, 2022. The results of operations for these interim periods are not necessarily indicative of the operating results for any future period. The December 31, 2021 financial information has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations, it also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense and implicit interest rate on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses and stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future.

Until September 30, 2021, the functional currency of Enlivex R&D was the New Israeli Shekel (“NIS”).

Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities incurred after September 30, 2021 were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income for the three and nine month periods ended September 30, 2022 were translated at the approximate exchange rate in effect at the time of the applicable transaction. Transactions included in the statement of income for the three and nine month periods ended September 30, 2021 were translated at average exchange rates during the applicable period. Gains or losses resulting from translation adjustments for the three and nine month periods ended September 30, 2021 are reported in other comprehensive income (loss).

One U.S. dollar = 3.543 NIS and 3.11 NIS as of September 30, 2022 and December 31, 2021, respectively.

The U.S. dollar increased (decreased) against the NIS: 1.23%, 13.92%, (0.95%) and 0.44% in the three and nine month periods ended September 30, 2022 and 2021, respectively.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Recently Adopted Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging: Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity by removing certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. The standard also enhances the consistency of earnings-per-share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings-per-share calculations. ASU 2020-06 became effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2021. The Company evaluated ASU 2020-06 and determined that its adoption did not have an impact on the Company’s condensed consolidated financial statements and related disclosures.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

Recently Issued Accounting Pronouncements Not Yet Adopted

The Company has evaluated other recently issued accounting pronouncements and does not currently believe that any of these pronouncements will have a material impact on its condensed consolidated financial statements and related disclosures.

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Marketable Securities.

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company invests its excess cash primarily in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other income/(expense), net.

Net (loss) income recognized on equity securities for the three and nine month periods ended September 30, 2022 and 2021 was $0, ($1,982), $639 and $2,212 thousand of which $0, $0, $610 and $1,952 thousand, respectively, were not realized.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	September 30,	December 31,
(in thousands)	2022	2021

Cash held in banks	$19,103	$1,199
Bank deposits in U.S.$ (annual average interest rates 3.02% and 0.1%)	38,552	10,003
Total cash and cash equivalents	57,655	11,202
Cash held with respect to CVR Agreement	113	113
Restricted cash – noncurrent – Other assets	283	321
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$58,051	$11,636

NOTE 4 – SHORT TERM DEPOSITS

	September 30,	December 31,
(in thousands)	2022	2021

Bank deposits in U.S.$ and NIS (annual average interest rate of 0.6%)	$-	$10,004
Total short-term deposits	$-	$10,004

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	September 30,	December 31,
(in thousands)	2022	2021

Cost:
Laboratory equipment	$2,679	$1,891
Computers	276	256
Office furniture & equipment	225	192
Leasehold improvements	6,221	1,521
	9,401	3,860
Accumulated depreciation:
Laboratory equipment	1,291	960
Computers	187	138
Office furniture & equipment	24	15
Leasehold improvements	384	217
	1,886	1,330
Depreciated cost	$7,515	$2,530

Depreciation expenses for the three and nine month periods ended September 30, 2022 and 2021 were $192, $556, $157 and $396 thousand, respectively.

NOTE 6 – OTHER ASSETS

	September 30,	December 31,
(in thousands)	2022	2021

Restricted cash	$283	$321
Long-term prepaid expenses	139	164
Right-of-Use assets, net	5,246	5,689
	$5,668	$6,174

NOTE 7 – ACCRUED EXPENSES AND OTHER LIABILITIES

	September 30,	December 31,
(in thousands)	2022	2021

Vacation, convalescence and bonus accruals	$507	$1,068
Employees and payroll related	561	519
Short term operating lease liabilities	649	617
Accrued expenses and other	1,643	1,523
	3,360	$3,727

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

NOTE 8 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company’s real property operating leases have remaining lease terms of up to 3.25 years, some of which include options to extend the leases for up to five years.

	Nine months ended September 30,
(in thousands)	2022	2021

The components of lease expense were as follows:
Operating leases expenses	$773	$245
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$624	$210
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$182	$5,444

	September 30,	December 31,
	2022	2021
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$6,459	$6,329
Accumulated amortization	1,213	640
Operating lease Right-of-Use assets, net	$5,246	$5,689
Lease liabilities – current - Accounts payable and accrued liabilities	$649	$617
Lease liabilities – noncurrent	4,611	5,389
Total operating lease liabilities	$5,260	$6,006
Weighted average remaining lease term in years	7.85	8.6
Weighted average annual discount rate	3.6%	3.6%

Maturities of operating lease liabilities as of September 30, 2022, were as follows:

2022 (after September 30)	$251
2023	816
2024	710
2025	732
2026 and following	3,499
Total undiscounted lease liability	$6,008
Less: Imputed interest	$(748)
Present value of lease liabilities	$5,260

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at a LIBOR-based rate.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

The gross amount of grants received by the Company from the IIA, including accrued interest as of September 30, 2022, was approximately $9.1 million. As of September 30, 2022, the Company had not paid any royalties to the IIA.

In January 2022, the Company submitted a new grant application to the IIA to approve an expenditure of $4.8 million for its clinical development program for the prevention of cytokine storms and organ dysfunction associated with sepsis for a period that commenced January 1, 2022 and ended December 31, 2022, the Company received a grant of approximately $960 thousand for expenses associated with the Company’s ongoing sepsis clinical Phase II trial.

NOTE 10 – EQUITY

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

	Number of Warrants	Weighted average exercise price
Outstanding January 1, 2022	704,355	$13.18
Forfeited and expired	(502,104)	$9.50
Outstanding and exercisable September 30, 2022	202,251	$23.31

Comprised as follows:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10	February 26, 2020	February 24, 2025
160,727	$25	February 12, 2021	February 9, 2026
18,774	$25	February 17, 2021	February 9, 2026
202,251

NOTE 11 – SHARE-BASED COMPENSATION

a)	As of September 30, 2022, 4,150,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the Company’s Global Share Incentive Plan (2019), of which 1,193,656 shares were available for future grant.

b)	The following table contains information concerning options granted under the existing equity incentive plans:

	Three months ended September 30,
	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,388,997	$5.95	2,177,925	$6.54
Granted	-	$-	15,000	$8.30
Forfeited and expired	(3,750)	$5.21	(19,395)	$72.00
Exercised	(7,625)	$6.49	(24,321)	$2.76
Outstanding at end of period	2,377,622	$5.95	2,149,209	$6.01
Exercisable at end of period	1,787,448	$5.14	1,421,418	$4.67

Non-vested at beginning of period	660,374	$7.59	773,116	$8.19
Granted	-	$-	15,000	$8.30
Vested	(66,638)	$7.55	(56,075)	$7.81
Forfeited	(3,562)	$5.24	(4,250)	$9.74
Non-vested at the end of period	590,174	$7.60	727,791	$8.21

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

	Nine months ended September 30,
	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,142,547	$6.02	1,884,420	$5.52
Granted	264,700	$5.48	325,500	$12.38
Forfeited and expired	(6,750)	$5.27	(22,580)	$62.83
Exercised	(22,875)	$6.49	(38,131)	$2.84
Outstanding at end of period	2,377,622	$5.95	2,149,209	$6.01
Exercisable at end of period	1,787,448	$5.14	1,421,418	$4.67

Non vested at beginning of period	529,082	$8.69	601,227	$5.93
Granted	264,700	$5.48	325,500	$12.38
Forfeited and expired	(6,562)	$5.28	(191,501)	$8.10
vested	(197,046)	$7.73	(7,435)	$8.47
Outstanding at end of period	590,174	$7.60	727,791	$8.21

During the three and nine month periods ended September 30, 2022 and 2021, the Company recognized $313, $1,385, $336 and $1,114 thousand, respectively, of share-based compensation expenses related to stock options. As of September 30, 2022, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $1,482 thousand, which is expected to be recognized over a weighted average period of 1.25 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at September 30, 2022:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$2.69	649,883	2.67	1,014	649,883
$3.66	250,000	7.59	147	201,389
$4.68	54,750	7.50	-	27,375
$5.35	228,200	9.50	-	-
$6.22	634,177	4.75	-	634,177
$6.49	7,625	0.03	-	-
$8.19	150,000	7.13	-	75,000
$8.23	20,000	9.13	-	-
$8.30	15,000	8.85	-	3,750
$9.02	40,500	8.13	-	10,125
$10.12	12,126	6.18	-	9,700
$12.21	2,421	6.49	-	1,816
$12.23	250,000	8.66	-	131,945
$14.00	60,500	8.57	-	40,333
$21.40	1,940	6.82	-	1,455
$90.16	500	2.17	-	500
	2,377,622		$1,161	1,787,448

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	Three months ended September 30,
	2022		2021
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	181,350	$10.02	60,125	$14.67
Granted	-	$-	-	$-
Vested	(9,352)	$8.98	-	$-
Forfeited	(563)	$14.67	(5,000)	$14.67
Nonvested at end of period	171,435	$9.71	55,125	$13.67

	Nine months ended September 30,
	2022		2021
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	229,331	$10.08	-	$-
Granted	-	$-	62,125	$13.7
Vested	(57,333)	$10.19	-	$-
Forfeited	(563)	$14.67	(7,000)	$14.67
Nonvested at end of period	171,435	$9.71	55,125	$13.67

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported). For the three and nine month periods ended September 30, 2022 and 2021, the Company recognized $158, $570, $41 and $105 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of September 30, 2022 was $725 thousand, which is expected to be recognized over a weighted average period of 1.25 years.

e)	The following table summarizes share-based compensation expenses related to grants under the existing equity incentive plans included in the statements of operations:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2022	2021	2022	2021
Research & development	$208	$130	$717	$576
General & administrative	263	247	1,238	643
Total	$471	$377	$1,955	$1,219

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022 (UNAUDITED)

NOTE 12 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of September 30, 2022 and December 31, 2021:

(in thousands)	September 30, 2022
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$57,655	$57,655	$-	$-
Cash held with respect to CVR Agreement	113	113	-	-
Restricted cash	283	283	-	-
Total financial assets	$58,051	$58,051	$-	$-

(in thousands)	December 31, 2021
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,202	$11,202	$-	$-
Short term deposits	10,004	10,004	-	-
Cash held with respect to CVR Agreement	113	113	-	-
Marketable securities	62,924	62,924	-	-
Restricted cash	321	321	-	-
Total financial assets	$84,564	$84,564	$-	$-

NOTE 13 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued and determined that there were no events that necessitated disclosure.